ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-179050

October 2, 2012

PRICING TERM SHEET

$200,000,000 7.875% Senior Notes due 2020

Issuers:	Vanguard Natural Resources, LLC VNR Finance Corp.
Security:	7.875% Senior Notes due 2020
Final Maturity Date:	April 1, 2020
Principal Amount:	$200,000,000
Gross Proceeds:	$200,000,000, excluding accrued interest
Net Proceeds:	$196,500,000, excluding accrued interest and before expenses to the Issuers
Coupon:	7.875%
Interest Payment Dates:	April 1 and October 1, with the next interest payment being due on April 1, 2013
Price to Public:	100.000%, plus accrued interest from October 1, 2012
Yield to Worst:	7.875%
Optional Redemption:

Make-whole call at any time prior to April 1, 2016

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the periods indicated below:

Date	Percentage

April 1, 2016	103.93750%
April 1, 2017	101.96875%
April 1, 2018 and thereafter	100.00000%

Clawback:	Prior to April 1, 2015, up to 35% at 107.875%
Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest, if any, to the date of purchase
Trade Date:	October 3, 2012
Settlement Date:	October 9, 2012 (T+3)
CUSIP and ISIN:	CUSIP: 92205C AA1 ISIN: US92205CAA18
Tranche Ratings:*	Caa1 by Moody’s Investors Service, Inc. B- by Standard & Poor’s Ratings Services **
Book-Running Managers:	RBC Capital Markets, LLC
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
UBS Securities LLC

Senior Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc.
Co-Managers:	Comerica Securities, Inc. Lloyds Securities Inc. Natixis Securities Americas LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: Updated ratings of Standard & Poor’s Ratings Services were not available at time of pricing.

Interest Payment Dates

The following sentence supersedes and replaces in its entirety the sentence under the heading “Interest Payment Dates” under the caption “—Summary—The Offering” on page S-7 of the Preliminary Prospectus. Language deleted from the sentence is in ~~strikethrough~~ and language added to the sentence is in bold and underlined.

April 1 and October 1 of each year, ~~commencing on~~ with the next interest payment being due on April 1, 2013.

Ranking

The following paragraph supersedes and replaces in its entirety the second paragraph under the heading “Ranking” under the caption “—Summary—The Offering” on page S-7 of the Preliminary Prospectus. Language deleted from the sentence is in ~~strikethrough~~ and language added to the sentence is in bold and underlined.

As of June 30, 2012, on an as further adjusted basis after giving effect to the issuance and sale of the notes offered hereby and the initial notes, and the application of the related net proceeds therefrom and the other transactions as set forth under “Capitalization,” we would have had (i) total debt outstanding in the principal amount of approximately $902.8 million, consisting of the notes and approximately $355.3 million of outstanding borrowings under our Reserve-Based Credit Facility, (ii) approximately $579.3 million in further availability under our Reserve-Based Credit Facility after giving effect to the interim borrowing base redetermination to include the Purchased Assets and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby, and (iii) no indebtedness contractually subordinated to the notes or the guarantees, as applicable.

Ratio of Earnings to Fixed Charges

The following paragraph supersedes and replaces in its entirety the corresponding paragraph appearing after the footnote on page S-26 of the Preliminary Prospectus. Language deleted from the summary is in ~~strikethrough~~ and language added to the summary is in bold and underlined.

For the six months ended June 30, 2012 and the year ended December 31, 2011, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering and the use of proceeds therefrom, including the repayment of outstanding borrowings under our Reserve-Based Credit Facility, would have been 5.57 and 3.05, respectively.

Capitalization

The following sentence supersedes and replaces in its entirety the second footnote under the Capitalization table on page S-27 of the Preliminary Prospectus. Language deleted from the summary is in ~~strikethrough~~ and language added to the summary is in bold and underlined.

(2) ~~Includes~~Net of approximately $2.5 million of issue discount, which will be amortized over the life of the initial notes.

The third footnote under the Capitalization table on page S-27 of the Preliminary Prospectus is hereby deleted. Language deleted from the summary is in ~~strikethrough~~ and language added to the summary is in bold and underlined.

~~(3) Includes $ million of issue discount, which will be amortized over the life of the notes.~~

Description of Other Indebtedness

The following sentence supersedes and replaces in its entirety the third sentence of the third paragraph under the caption “—Description of Other Indebtedness—Senior Secured Reserve-Based Credit Facility” on page S-28 of the Preliminary Prospectus. Language deleted from the sentence is in strikethrough and language added to the sentence is in bold and underlined.

As a result of the issuance of the notes offered hereby, our borrowing base will be reduced automatically from $975 million to $935 million.

Additional Information

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.